UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

14 March 2022

PEARSON PLC

Rule 2.9 Announcement

Pearson plc announces, for the purposes of Rule 2.9 of the City Code on Takeovers and Mergers, that, as at the close of business on 10 March 2022, it had in issue 757,270,453 ordinary shares of 25 pence each.

The International Securities Identification Number ("ISIN") code for the shares is GB0006776081.

The Company has an American Depositary Share ("ADS") programme for which Bank of New York Mellon acts as Depositary. One ADS represents one ordinary share of the Company. The ADSs trade on the New York Stock Exchange. The trading symbol for these securities is PSO and the ISIN is US7050151056.

Enquiries:

Investor Relations	Jo Russell	+44 (0) 7785 451 266
Media	Tom Steiner	+44 (0) 7787 415 891
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Citigroup Global Markets Limited (Joint Financial Adviser and Corporate Broker)	Andrew Seaton Jan Skarbek	+44 (0) 207 986 4000
Morgan Stanley & Co. International Plc (Joint Financial Adviser and Corporate Broker)	Ben Grindley Laurence Hopkins	+44 (0) 207 425 8000
Goldman Sachs International (Joint Financial Adviser)	Anthony Gutman	+44 (0) 207 774 1000

Important notices relating to financial advisers

Citigroup Global Markets Limited ("Citigroup"), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Pearson and no one else in connection with the matters set out in this announcement and shall not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citigroup nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom is acting as financial adviser exclusively for Pearson and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Goldman Sachs International ("Goldman Sachs"), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Pearson and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Goldman Sachs nor for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available on Pearson's website (plc.pearson.com/investors) by no later than 12 noon (London time) on the business day following the date of this announcement. The contents of the website referred to in this announcement are not incorporated into, and do not form part of, this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 March 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary